June 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Todd Schiffman and Mr. Justin Dobbie

Re:	Frontier Investment Corp (the “Company”)
Registration Statement on Form S-1
(File No. 333-257033) (the “Registration Statement”)

Dear Mr. Schiffman and Mr. Dobbie:

On June 25, 2021, we requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. on Tuesday, June 29, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

* * *

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
as Representative of the Several Underwriters

By:	/s/ Goksu Yolac
Name: Goksu Yolac
Title: Authorized Signatory

[Signature Page to Acceleration Request Letter]